UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___) *

Valneva SE

(Name of Issuer)

Ordinary shares, nominal value €0.15 per share

(Title of Class of Securities)

92025Y103 (American Depositary Shares, each representing two ordinary shares)

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 92025Y103	Page 2 of 10 Pages

1	Name of Reporting Persons Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 8,619,478 ordinary shares; 16,076,263 voting rights

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 8,619,478 ordinary shares; 16,076,263 voting rights

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,619,478 ordinary shares; 16,076,263 voting rights

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 8.2% of the ordinary shares; 12.6% of the voting rights

12	Type of Reporting Person (See Instructions) OO

CUSIP NO. 92025Y103	Page 3 of 10 Pages

1	Name of Reporting Persons Caisse des Dépôts et Consignations

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 9,501,441 ordinary shares; 16,958,226 voting rights

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 9,501,441 ordinary shares; 16,958,226 voting rights

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,501,441 ordinary shares; 16,958,226 voting rights

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.0% of the ordinary shares; 13.3% of the voting rights

12	Type of Reporting Person (See Instructions) OO

CUSIP NO. 92025Y103	Page 4 of 10 Pages

1	Name of Reporting Persons EPIC Bpifrance

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 8,619,478 ordinary shares; 16,076,263 voting rights

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 8,619,478 ordinary shares; 16,076,263 voting rights

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,619,478 ordinary shares; 16,076,263 voting rights

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 8.2% of the ordinary shares; 12.6% of the voting rights

12	Type of Reporting Person (See Instructions) OO

CUSIP NO. 92025Y103	Page 5 of 10 Pages

1	Name of Reporting Persons Bpifrance S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 8,619,478 ordinary shares; 16,076,263 voting rights

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 8,619,478 ordinary shares; 16,076,263 voting rights

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,619,478 ordinary shares; 16,076,263 voting rights

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 8.2% of the ordinary shares; 12.6% of the voting rights

12	Type of Reporting Person (See Instructions) OO

CUSIP NO. 92025Y103	Page 6 of 10 Pages

Item 1 (a)	Name of Issuer Valneva SE

Item 1 (b)	Address of Issuer’s Principal Executive Offices: 6 rue Alain Bombard 44800 Saint-Herblain France

Item 2 (a)	Name of Person Filing:
	(i)	Bpifrance Participations S.A.
	(ii)	Caisse des Dépôts et Consignations
	(iii)	EPIC Bpifrance
	(iv)	Bpifrance S.A.

Item 2 (b)	Address of Principal Business Office:

	(i)	27-31, avenue du Général Leclerc 94710 Maisons-Alfort Cedex France

	(ii)	56, rue de Lille, 75007 Paris, France

	(iii)	27-31, avenue du Général Leclerc 94710 Maisons-Alfort Cedex France

	(iv)	27-31, avenue du Général Leclerc 94710 Maisons-Alfort Cedex France

Item 2 (c)	Citizenship: France

Item 2 (d)	Title of Class of Securities: Ordinary shares, nominal value €0.15 per share

Item 2 (d)	CUSIP Number: 92025Y103 (American Depositary Shares, each representing two ordinary shares)

CUSIP NO. 92025Y103	Page 7 of 10 Pages

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☒ Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each reporting person.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

For the identity of each member of the group, see Exhibit 1 attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

CUSIP NO. 92025Y103	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 8, 2022

Bpifrance Participations S.A.

By:	/s/ Sophie Paquin
Name:	Sophie Paquin
Title:	Director of Legal Affairs

Caisse des Dépôts et Consignations

By:	/s/ Laurence Giraudon
Name:	Laurence Giraudon
Title:	Chief Operating Officer Finance and Operations Department

Epic Bpifrance

By:	/s/ Sophie Paquin
Name:	Sophie Paquin
Title:	Director of Legal Affairs

Bpifrance S.A.

By:	/s/ Boubakar Dione
Name:	Boubakar Dione
Title:	Group Director of Legal Affairs

CUSIP NO. 92025Y103	Page 9 of 10 Pages

Exhibit Index

Exhibit No.	Document

99.1	Exhibit 1.